SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 15)*

MERIDIAN BIOSCIENCE, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

589584 10 1

(CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]      Rule 13d-1(b)

[   ]      Rule 13d-1(c)

[X]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 4 Pages

 CUSIP NO. 589584 10 1                      13G                Page 2 of 4 Pages

--------- ----------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             WILLIAM J. MOTTO
             ###-##-####

--------- ----------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                      (b) [X]

--------- ----------------------------------------------------------------------
 3        SEC USE ONLY

--------- ----------------------------------------------------------------------
 4        CITIZENSHIP OR PLACE OF ORGANIZATION

             United States of America

---------------------------- ------- -------------------------------------------
                              5      SOLE VOTING POWER

         NUMBER OF                   4,213,792
          SHARES
       BENEFICIALLY          ---------------------------------------------------
         OWNED BY             6      SHARED VOTING POWER
           EACH
         REPORTING                    62,722
        PERSON WITH          ---------------------------------------------------
                              7      SOLE DISPOSITIVE POWER

                                       4,213,792
                             ------- -------------------------------------------
                              8      SHARED DISPOSITIVE POWER

                                       62,722
--------- ----------------------------------------------------------------------
 9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             4,276,514
--------- ----------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------- ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          29.2%
--------- ----------------------------------------------------------------------
12        TYPE OF REPORTING PERSON*

          IN

--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 3 of 4 Pages

ITEM	1(a)	Name of Issuer: Meridian Bioscience, Inc.

1(b)	Address of Issuer's Principal Executive Office: 3471 River Hills Drive Cincinnati, Ohio 45244

2(a)	Name of Persons Filing: William J. Motto

2(b)	Address of Principal Business Office: 3471 River Hills Drive Cincinnati, Ohio 45244

2(c)	Citizenship: U.S.A.

2(d)	Title of Class of Securities: Common Stock, No Par Value

2(e)	CUSIP No.: 589584 10 1

3.	If this Statement is Filed Pursuant to Rules 13d-1(b) or 13d-2(b), check whether the Person Filing is a: N/A

4.	Ownership: (a) See Item 9 of cover page. (b) See Item 11 of cover page. (c) See Items 5-8 of cover page.

This Amendment No. 15 to Schedule 13G is filed solely by William J. Motto. The original Schedule 13G and all amendments prior to Amendment No. 6 to Schedule 13G were filed by William J. Motto and Jerry L. Ruyan on the same Schedule 13G.

The shares in Items 5, 7 and 9 include options for 25,000 shares that are exercisable within 60 days and 60,646 shares held by Mr. Motto as trustee of the William J. Motto Family Charitable Remainder Unitrust. The number of shares shown in Items 6, 8, and 9 for Mr. Motto includes 62,722 shares held by his children as trustees of certain irrevocable trusts.

5.	Ownership of 5% or less of class: N/A

Page 4 of 4 Pages

6.	Ownership of more than 5% on behalf of another person : N/A

7.	Identification and classification of the subsidiary which acquired the security being reported by the parent holding company: N/A

8.	Identification and classification of members of the group: N/A

9.	Notice of dissolution of group: N/A

10.	Certification: N/A

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 6, 2002 Date /s/ William J. Motto Signature William J. Motto Name/Title